UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549




					SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934



                First Trust/Value Line & Ibbotson Equity Allocation Fund
     			  ------------------------------
                                (Name of Issuer)



                                  Common Stock
    			------------------------------
                         (Title of Class of Securities)



                                   33735H105
    			------------------------------
                                 (CUSIP Number)



		Ronald G. Olin
		24 Browntown Rd.
		Asheville, NC 28803
		(828) 274-1863

     			------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)




                                 November 14, 2006
    			------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]





 CUSIP No.:  33735H105     13D/A                                        Page 2
---------------------                                               ---------

==========================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

        Ronald G. Olin

===========================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
          OF A GROUP                                                   (b) [ ]
===========================================================================
3         SEC USE ONLY

===========================================================================
4         SOURCE OF FUNDS                                                OO
===========================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
===========================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   USA
===========================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                384,600
============================================================================
BENEFICIALLY |    | SHARED VOTING POWER                  0
    OWNED    |  8 |
============================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER               0
 REPORTING   |  9 |
============================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER       384,600
    WITH     | 10 |
============================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                             384,600
============================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             [ ]
          (11) EXCLUDES CERTAIN SHARES
============================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                         5.9%
============================================================================
14        TYPE OF REPORTING PERSON                                   IN
============================================================================




CUSIP No.:  33735H105                 13D/A                    Page 3
-----------------------                                    --------------


ITEM 1.           SECURITY AND ISSUER

This Schedule 13D/A relates to the shares of Common Stock of First Trust/Value Line & Ibbotson Equity Allocation Fund (the "Issuer"). The principal executive offices of the Fund are located at First Trust Portfolios LP, 1001 Warrenville Rd, Suite 300, Lisle, IL 60532.


ITEM 2.           IDENTITY AND BACKGROUND

(a) - (c) This Schedule 13D/A is being filed by Ronald G. Olin, 24 Browntown Rd., Asheville, NC 28803, an individual investor, who is an employee of Doliver Capital Advisors Inc.

(d) None

(e) None

(f) USA



ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Investment Funds



ITEM 4.           PURPOSE OF TRANSACTION

The reporting person has been solicited by both parties in the current Proxy contest involving the issuer.

On November 14, 2006 the reporting person sent a letter to the Board of Trustees of the issuer concerning matters currently before the shareholders. A copy of such letter is included as Exhibit B.



ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

(a) The Fund's Semi-Annual Report states that, as of the close of business on June 30, 2006, there were 6,505,236 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

   The Reporting Person is the beneficial owner of 384,600 shares of Common Stock, which constitute approximately 5.9% of the outstanding shares of Common Stock.


(b) Power to vote and to dispose of the securities resides with Ronald G. Olin.


c) During the last 60 days, the following shares of Common Stock were traded in the open market:

Date               Number of Shares                Price per share
----               ----------------                ---------------

10/31/2006               900 Bought                    22.3436


ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
			WITH RESPECT TO SECURITIES OF THE ISSUER


None



ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS


Exhibit B attached.




                                   SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 15, 2006


                                         By: /s/ Ronald G. Olin
                                            ----------------------------
                                            Name: Ronald G. Olin



Exhibit B:



                                  Ronald G. Olin
                                 24 Browntown Rd.
                               Asheville, NC  28803

                                 November 14, 2006

The Board of Trustees
First Trust/Value Line & Ibbotson Equity Allocation Fund
c/o W. Scott Jardine, Secretary
1001 Warrenville Road, Suite 300
Lisle, Illinois 60532

Gentlemen:

I am writing this letter as a concerned shareholder of the First Trust
Value Line & Ibbotson Income & Growth Fund (FVI). Like you, I suspect, I find myself in the center of a controversy not of my own choosing. For various reasons (given below), I have decided it is in the best interests of all shareholders for me not to vote my shares for either side in the current proxy contest. I do have something to say, however, and I hope that you will give my thoughts and opinions your careful consideration.

I have been investing in closed-end funds for over forty years. I buy closed-end funds at a discount to Net Asset Value (NAV) in situations where I think the discount is likely to narrow or turn into a premium. This tends to happen when a fund performs well, or when an enlightened board takes actions that benefit shareholders, or both. I bought FVI because I thought it would perform well, and it has. I had expectations that, as this good performance manifested itself, the fund shares would move to a premium. If they did not move to a premium and remained at a discount, I had confidence that the Board would take appropriate action. I acquired my FVI shares in the ordinary course of investing and not for the purpose of changing or influencing the control of the Fund.

I believe that boards should be responsive to the will of their shareholders. I do not believe that boards should be overly concerned about what is best for the fund s investment adviser nor do I believe that boards should place their own opinions about what is best for shareholders above what the shareholders want.

This Board has put forth a proposal to convert FVI into an exchange traded fund (ETF) which would preclude the shares from ever trading at a premium. Further, no annual shareholder meetings would be required and the manager and the Board would no longer be accountable to shareholders for the investment performance of the fund.

In contrast, other funds have adopted high payout, monthly, managed distribution policies that have been very well received by shareholders and that have resulted in those funds trading at premiums. Such policies keep constant pressure on management to perform well, since long term returns insufficient to cover the distribution result in reduced assets and reduced management fees for the adviser.

FVI has performed well and has a history of paying out high distributions (all be it on a semi-annual basis). In my opinion, adopting a high pay out, monthly, distribution policy would be of much greater benefit to shareholders than converting to an ETF. FVI s active market discipline, built around out-performing the indexes, resulting in substantial short term gains, is tailor made for such a distribution policy.

Ralph Bradshaw, and the Boards of the Cornerstone Funds, have spearheaded the use of such distribution policies to benefit their shareholders. The same, enlightened approach has recently been instituted by Steward Horejsi at the Boulder Growth and Income Fund (BIF). These actions have received the overwhelming support of the shareholders and these funds all trade at substantial premiums.

I was surprised recently to find out that Mr. Bradshaw had initiated a proxy contest to give FVI shareholders a choice between converting to an ETF or establishing a high distribution policy. As I have repeatedly said, I have no contract, arrangement, understanding, or relationship with Mr. Bradshaw or anybody else with respect to the securities of the Fund.

That having been said, Mr. Bradshaw has put forth a very compelling case.
He has promised to establish a distribution policy which pays out at least 15% of assets a year, on a monthly basis, to FVI shareholders. Such policies at other funds have resulted in shares trading at substantial premiums. Furthermore, he has committed to deliver full Net Asset Value (NAV) to shareholders if the fund shares fail to move to a premium. He says he will continue to utilize the First Trust team as the adviser, if they will agree.

Mr. Bradshaw worked for me seven years ago and I have known him for a long time. We see each other on social occasions from time to time. His wife and my wife are sisters. We occasionally talk in general terms about closed-end funds, but are very careful not to engage in discussions which could compromise our different professional interests or could be construed to be engaged in group activities of any kind.

Never the less, Mr. Bradshaw has put me in a very difficult position. No matter what I say, some people may choose to believe that we are operating in concert and that there are undisclosed mutual interests (which there are not). Worse, it is apparent from its press release that the Board of FVI may be planning to use my right to vote my personal shares and my past association with Mr. Bradshaw as a basis for legal action to prevent or delay the ability of the other shareholders to exercise their own choice in this matter.

I believe Mr. Bradshaw and his associates at Cornerstone Advisors are attempting to establish a franchise. They have experience and a proven track record in managing closed-end funds for the benefit of the shareholders, particularly as regards high pay out managed distribution policies. There is an audience among shareholders of discounted closed-end funds with unenlightened boards and greedy advisers that would be very receptive to the sort of thing that Mr. Bradshaw proposes and would probably want to utilize his services. But if he was going to start doing this sort of thing, I just wish he would have started somewhere else. By first picking a fund in which I have a large personal position, he has fueled a controversy, and made it difficult for me to function in my own best interests.

Mr. Bradshaw has, however, benefited the shareholders of FVI by giving them a choice. Furthermore, given the currently available options, it is hard to understand why a thoughtful shareholder would not vote Mr. Bradshaw s proxy, regardless of the outcome they desire. A shareholder who favors a managed distribution policy will likely vote for Mr. Bradshaw and against the ETF proposal. A shareholder who favors the ETF option can vote for it on Mr. Bradshaw s proxy and have it counted in the total vote. If the ETF option passes, the Board is superfluous, and Bradshaw s trustees will have to implement the conversion. If the ETF vote fails, and Bradshaw s trustees are elected, the shareholder favoring the ETF option will at least have the possibility of his shares trading at a premium. If the shares do not move to a premium, Mr. Bradshaw is pledged to deliver NAV anyway, similar to what the shareholder would get with an ETF. Quite frankly, it is hard to see what alternative the existing Trustees currently have to offer that would, given a choice and full disclosure, induce the shareholders to vote for them.

I would like to encourage the current FVI adviser and Board to listen to their shareholders, let them express their wishes, and be responsive to them. As I stated at the beginning of this letter, I have decided to abstain from voting my personal shares for either side in this proxy contest, as I do not want my past association with Mr. Bradshaw to cloud the issue or provide the basis for preventing the other shareholders from having a choice. I will only vote my preferences if encouraged to do so by the current Board. I am confident that after both sides have made their final case, the shareholders are smart enough to vote their own best interests. The choice will probably be convincing enough that my personal shares ought not to make a difference anyway.
I remain a strong advocate of the closed-end fund structure, and of managed distribution policies. I would be delighted to engage in discussions with the Board and/or manager of FVI about the merits of either or both, particularly as it relates to FVI. I would like to thank the Board for its consideration of my thoughts and ideas, and I remain available to discuss these matters at its convenience.

                                        Sincerely,


                                        Ronald G. Olin